Craig M. Garner	12636 High Bluff Drive, Suite 400
Direct Dial: (858) 523-5407	San Diego, California 92130-2071
Craig.Garner@lw.com	Tel: +1.858.523.5400 Fax: +1.858.523.5450
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VIA EDGAR	File No. 028713-0007

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3720

Re:	Zhone Technologies, Inc.
Form 10-K for the year ended December 31, 2009
Filed March 16, 2010
File No. 000-32743

Dear Mr. Spirgel:

On behalf of our client, Zhone Technologies, Inc. (the “Company”), we are responding to the Staff’s additional comment letter dated August 31, 2010 with respect to the above-referenced Annual Report on Form 10-K (the “2009 Form 10-K”). For ease of reference, we have set forth the Staff’s comments and the Company’s responses below.

September 21, 2010

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Future Requirements and Funding Sources, page 43

(f) Revenue Recognition, pages 57-58

1.	We note your responses to comments two and four from our letter dated July 12, 2010. Please tell us how you were able to determine that all of Etisalat’s approval criteria required as part of Etisalat’s internal approval process had been met. Also, tell us in detail what you mean by the term “substantive acceptance” and why you believe this should result in your ability to recognize revenue prior to the actual completion of Etisalat’s formal approval process. If the internal approval process for disbursements entailed verification of proof of delivery to multiple sites, it is unclear how you received substantive acceptance without proof of delivery. Further, tell us how you are able to reasonably estimate returns for sales to Etisalat as you discussed in detail in your response to comment four.

Zhone response: The contract entered into between the Company and Etisalat in 2009 (the “Contract”) included delivery of MXK products to 3 regions in the Middle East (on FOB destination terms). The Company delivered products with an aggregate value of $5.4 million, $7.4 million and $11.6 million to Etisalat under the Contract and related follow-on orders during the second, third and fourth quarters of 2009, respectively. The Contract included several approval criteria, which were represented by multiple levels of approval certificates as described below. Further, as per the credit terms with Etisalat in the Contract, payments were due in installments but no payments were required to be made prior to the issuance by Etisalat of a First Signed Administrative Approval Certificate (as discussed below) unless the Company issued to Etisalat a letter of credit for an amount equal to such payments.

•	Corporate Acceptance – to be awarded by Etisalat after the Company reliably demonstrated that the delivered equipment met all of the product specifications stated in the contract.

•

Regional Testing and Approval Documents – to be awarded individually by the 3 regions, after testing of the equipment delivered in those regions had been successfully completed, such that the equipment was ready for service.

•

Ready for Service Certificate – this represented a combined approval certificate for the 3 regions to be issued by Etisalat’s corporate office, and was to be issued based on their internal review of individual Regional Testing and Approval Documents received from each of the 3 regions.

•

First Signed Administrative Approval Certificate – this evidenced completion of Etisalat’s internal review and approval process as it related to issuing the Ready for Service Certificate and authorization of payment. This approval certificate was to be issued by Etisalat within 90 days after receipt of the Ready for Service Certificate.

•

Second Signed Administrative Approval Certificate – this approval certificate was to be issued by Etisalat within 12 months from the First Signed Administrative Approval and was analogous to a 1-year warranty provision, consistent with the warranty terms in the Contract.

In this regard, considering that the equipment ordered by Etisalat under the Contract was based on specifications and a test-plan provided to the Company by Etisalat, the Company deemed the acceptance criteria in the Contract to be similar to those specified by Topic 13 A.3.b, Question 1, item (d), which is “Acceptance provisions based on customer-specified objective criteria.” In addition, Etisalat required the Company’s products to undergo extensive and rigorous testing prior to entering into the Contract. The corporate lab environment used by Etisalat for the pre-Contract testing simulated the regional environments. The purpose of the testing was to ensure that the products met all specifications necessary for proper performance prior to any product shipments from the Company to the Etisalat regions. Etisalat referred to successful completion of this corporate testing as ‘Corporate Acceptance,’ which was evidenced by awarding the Company the Contract. The Corporate Acceptance allowed the Company to ship its products to the Etisalat regions and access their live network. The first shipment of products was delivered and tested at the Etisalat regions during the second quarter of 2009 and these regions individually issued their respective Regional Testing and Approval Documents to the Company prior to June 30, 2009. The Company had also directly received proof of deliveries from all regions prior to June 30, 2009 through receipt of signed shipping documentation.

September 21, 2010

Although the Contract included other approval provisions as summarized above, based on detailed corporate testing and Corporate Acceptance received by the Company together with the receipt of Regional Testing and Approval Documents, the Company believes that it had objectively and reliably demonstrated that the MXK products met all of Etisalat’s specified criteria by June 30, 2009, and that all other revenue recognition criteria were met upon delivery of the products shipped during that quarter and the remainder of 2009. The Company believes that the Corporate Acceptance and Regional Testing and Approval Documents received prior to June 30, 2009 were deemed substantive in nature and provided sufficient, competent evidence to support the assertion that the customer had accepted the products. In this regard, the Company also referred to Topic 13 A.3.b, Question 2, which addresses a fact set where revenue recognition before installation and acceptance of customer specified criteria would be appropriate, if tested prior to installation in conditions which replicate the conditions under which the customer intends to operate the equipment and the test results show that the equipment meets the specifications. As evidenced by the Corporate Acceptance and Regional Testing and Approval Documents issued by Etisalat, this had occurred by June 30, 2009. Therefore, based on the guidance in Topic 13 A.3.b, Question 1, item (d) and Topic 13 A.3.b, Question 2, and consistent with the Company’s revenue recognition policy for arrangements including customer acceptance provisions (as disclosed in note 1(f) of the 2009 Form 10-K), the Company deemed it appropriate to recognize revenue on the basis that Corporate Acceptance and Regional Testing and Approval Documents had been obtained as opposed to waiting for the remaining approval certificates described above.

Further, the Company engaged outside counsel to review the Etisalat Contract and related transactions, and counsel concluded that the Company had substantially performed under the Contract and that Etisalat would be deemed to have accepted the products as of June 30, 2009. The Company believes that the legal analysis and conclusions, combined with the fact that Etisalat had completed initial and regional testing to confirm that the products met their specifications and was running live traffic through their network with those products, supported the Company’s conclusion that if Etisalat were to unreasonably withhold the issuance of the remaining approval certificates, the Company would have a valid and enforceable claim for payment for the equipment delivered since the Company could demonstrate that it had performed its obligations under the Contract. Further, subsequent to June 30, 2009, the Company received significant follow-on orders for the MXK products from Etisalat through the remainder of fiscal year 2009 and afterward, which further supports the Company’s conclusion that the customer was satisfied with the product and had accepted the product. The Company notes further that the Contract is silent on the recourse that Etisalat may have had in the event that they do not ultimately accept the product and issue the remaining approval certificates. The Contract did not have any rights of return or refundability clauses in the event Etisalat did not provide the remaining approval certificates. Approvals were triggered as long as the product met the specifications stated in the Contract, which were tested and confirmed as being met as part of the Corporate Acceptance and Regional Testing and Approvals.

September 21, 2010

With respect to the Company’s ability to reasonably estimate returns, the Company respectfully advises the Staff that the Company has significant historical evidence with Etisalat (in the form of sales of similar products with sufficient volume over a sufficient period of time) to allow the Company to make reasonable estimates of future returns. The Company does not believe that the MXK product categories differ materially in terms of product returns from its existing product categories, for which the Company has historic evidence of return rates with Etisalat.

2.	Please tell us specifically why you did not receive payment until the second quarter of 2010 on Etisalat’s receivables which appeared to amount to substantially all of the revenues from Etisalat in 2009. Describe for us the nature of the revenue arrangement with Etisalat.

Zhone response: Etisalat provides two payment options to their vendor. One option allows for payment to be processed after their internal review and approval process has been completed. The other option provides for payment before completion of their internal review and approval process provided that the vendor posts a letter of credit to guarantee performance under the contract. As discussed above, pursuant to the contractual credit terms with Etisalat under the Contract, payments were due in installments but were only payable prior to the issuance of the First Signed Administrative Approval Certificate if the Company issued to Etisalat a letter of credit for an amount equal to such payments. As noted in the Company’s response to comment one of this letter, all products had been accepted by Etisalat during pre-Contract testing, at the location of delivery and during testing in each of the 3 regions.

However, as of and during the year ended December 31, 2009, the Company did not post any letters of credit to Etisalat and had not yet received the First Signed Administrative Approval Certificate from Etisalat, which was pending completion of Etisalat’s internal review and approval process. Therefore, the Company did not receive any installment payments under the Contract until the second quarter of 2010, when Etisalat completed their internal reviews and approvals and issued the First Signed Administrative Approval Certificate. The Company notes further that any follow-on orders received from Etisalat would require Etisalat to issue a signed acceptance certificate within 90 days from the date of delivery. The use of this signed acceptance certificate is consistent with Etisalat’s process, whereby such acceptance certificate is administrative in nature evidencing the completion of Etisalat’s internal reviews and approvals at the corporate level, which would allow for the processing of payments to the Company. Therefore, the payments for the follow-on orders from Etisalat will be due after 90 days from delivery of the products.

September 21, 2010

The Company’s responses to comment one and comment two of this letter also include a description of the nature of the revenue arrangement with Etisalat.

3.	We refer to your response to comment four from our letter dated July 12, 2010. We note that you recognized $8.7 million in distributor sales in 2009 upon shipment. Tell us how you are able to determine the appropriate sales return reserve at the time of sale/shipment for such sales. For these distributors, describe the significant terms of your distribution agreements, including the right of return provisions. Provide us with the information that you utilize to reach the conclusion that the sales returns can be reasonably estimated for each of these distributors.

Zhone response: During 2009, $8.7 million, relating to three distributors, was recognized in revenue upon shipment as the Company had sufficient distributor specific sales and sales return history to support revenue recognition upon shipment. The criterion used in determining appropriate sales return reserve at the time of shipment for such sales is a two year history of sales to each of these distributors at sufficient volume. Total sales to these distributors over the two year period ended December 31, 2009 averaged $10.4 million, which the Company deemed to be sufficient volume. The actual returns as a percentage of sales from these distributors over the two year period ended December 31, 2009 ranged from 0.1% to 3.4%, averaging 1.9% in total (please see Appendix A for details). At the time of shipment, the Company estimated returns from each of these distributors based on their two year actual historical average returns rates.

Following are the significant terms of the distribution agreements for the three distributors, for which revenue was recognized upon shipment during 2009:

•	Exclusivity – distributor acknowledges the agreement does not provide for exclusive distribution rights.

•	Orders – all orders submitted by the distributor are subject to the distributor contract including all terms and conditions therein.

•	Delivery – delivery terms are F.O.B. the Company’s factory site. The title and risk of loss pass upon delivery.

•	Term – 12 months to be automatically renewed each year unless either party provides notice 60 days prior requesting termination.

•	Stock Balancing Provisions:

•	Distributor has the right to return a portion of purchased goods.

•	Returns cannot exceed 10% of the net shipments from the prior 180 days.

•	Returns are to be submitted once a quarter.

September 21, 2010

•	Returns are required to be in the original packaging and unopened in order to incur no restocking fee.

•	Any returns with opened packaging will be charged a 10%-15% restocking fee (percentage varies between distributor agreements).

4.	With respect to your recognition of revenue for sales to distributors when the products have been sold by the distributor, tell us how you are able to determine the amount of sales by the distributors that should be recognized and the period of recognition. Also, tell us whether the end customers have a right to return products to the distributors and the return rights, if any, that you grant to your distributors for those products.

Zhone response: The Company receives inventory-on-hand reports at the end of each fiscal quarter from distributors for which revenue is recognized upon sell through. These reports identify the level of inventory held by the distributors at the end of each quarter. Therefore the difference between the opening and the closing inventory at any quarter end after considering purchases made by the distributor during that period represents the sales by the distributor that should be recognized in that period. These inventory reports are received within one week following the end of each quarter (before closing the books) and therefore the inventory sold through by the distributor in a particular quarter is recognized by the Company in revenue during the same quarter. The Company records a sale return reserve at the time such revenue is recognized based on historical trends in product return rates from other distributors (where revenue is recognized upon shipment) and end-customer sales. The Company does not believe that the product categories differ materially in terms of product returns from all of its distributors and end customers for which the Company has historic evidence of return rates.

In regards to the existence of rights of return to end-users, the Company does not accept any returns directly from an end user. All returns must be received through the distributor and must adhere to the stock balancing provisions of the contract terms as noted in the Company’s response to comment three above.

* * * * *

September 21, 2010

Please call me at (858) 523-5407 with any questions or comments you may have.

Very truly yours,

/s/ Craig M. Garner
Craig M. Garner
of LATHAM & WATKINS LLP

cc:	Kirk Misaka, Zhone Technologies, Inc.

September 21, 2010

Appendix A

(in thousands)		2008	2009	2 Year Average
Distributor A	Returns	103	136	120
	Revenue	4,471	3,407	3,939

	Return Rate	2.3%	4.0%	3.2%
Distributor B	Returns	82	56	69
	Revenue	2,669	1,491	2,080

	Return Rate	3.1%	3.8%	3.3%
Distributor C	Returns	13	—	7
	Revenue	5,026	3,799	4,412

	Return Rate	0.3%	0.0%	0.1%

Total	Returns	199	193	196
	Revenue	12,166	8,696	10,431

	Return Rate	1.6%	2.2%	1.9%